FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

As of August 4, 2016

TENARIS, S.A.
(Translation of Registrant's name into English)

TENARIS, S.A.
29, Avenue de la Porte-Neuve 3rd floor
L-2227 Luxembourg
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F  Ö   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes         No  Ö

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris S.A Consolidated Condensed Interim Financial Statements for the six-month period ended June 30, 2016.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 4, 2016.

Tenaris, S.A.

By: /s/ Cecilia Bilesio
Cecilia Bilesio
Corporate Secretary

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the six-month period ended June 30, 2016

TENARIS S.A.

CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

June 30, 2016

29, Avenue de la Porte-Neuve – 3rd Floor.
L - 2227 Luxembourg
R.C.S. Luxembourg: B 85 203

2

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the six-month period ended June 30, 2016

CONSOLIDATED CONDENSED INTERIM INCOME STATEMENT

(all amounts in thousands of U.S. dollars, unless otherwise stated)		Three-month period ended June 30,		Six-month period ended June 30,
	Notes	2016	2015	2016	2015
Continuing operations		(Unaudited)		(Unaudited)

Net sales	3	1,120,673	1,868,078	2,377,927	4,121,633
Cost of sales	4	(814,847)	(1,324,377)	(1,742,240)	(2,765,069)
Gross profit		305,826	543,701	635,687	1,356,564
Selling, general and administrative expenses	5	(341,996)	(437,620)	(628,563)	(873,727)
Other operating income (expense), net		(3,644)	5,041	(4,774)	7,658
Operating (loss) income		(39,814)	111,122	2,350	490,495
Finance Income	6	24,212	10,978	44,107	23,085
Finance Cost	6	(4,814)	(9,363)	(9,118)	(15,620)
Other financial results	6	(9,776)	(9,718)	(39,934)	(16,988)
(Loss) income before equity in earnings of non-consolidated companies and income tax		(30,192)	103,019	(2,595)	480,972
Equity in earnings of non-consolidated companies		18,612	4,269	30,339	12,184
(Loss) income before income tax		(11,580)	107,288	27,744	493,156
Income tax		2,403	(34,965)	(8,971)	(166,890)
(Loss) income for the period		(9,177)	72,323	18,773	326,266

Attributable to:
Owners of the parent		(13,266)	66,314	4,895	321,396
Non-controlling interests		4,089	6,009	13,878	4,870
		(9,177)	72,323	18,773	326,266
Earnings per share attributable to the owners of the parent during the period:
Weighted average number of ordinary shares (thousands)		1,180,537	1,180,537	1,180,537	1,180,537
Continuing operations
Basic and diluted (loss) earnings per share (U.S. dollars per share)		(0.01)	0.06	-	0.27
Basic and diluted (loss) earnings per ADS (U.S. dollars per ADS) (1)		(0.02)	0.11	0.01	0.54

(1) Each ADS equals two shares.

CONSOLIDATED CONDENSED INTERIM STATEMENT OF COMPREHENSIVE INCOME

(all amounts in thousands of U.S. dollars)	Three-month period ended June 30,		Six-month period ended June 30,
	2016	2015	2016	2015
	(Unaudited)		(Unaudited)

(Loss) income for the period	(9,177)	72,323	18,773	326,266
Items that will not be reclassified to profit or loss:
Remeasurements of post employment benefit obligations	1,433	(1,373)	1,433	(1,373)
Income tax on items that will not be reclassified	(763)	292	(763)	292
	670	(1,081)	670	(1,081)
Items that may be subsequently reclassified to profit or loss:
Currency translation adjustment	11,769	49,861	102,463	(131,340)
Change in value of available for sale financial instruments and cash flow hedges	450	5,161	(5,734)	5,549
Share of other comprehensive income of non-consolidated companies:
- Currency translation adjustment	14,652	879	8,005	(34,888)
- Changes in the fair value of derivatives held as cash flow hedges and others	(394)	(2,943)	(796)	(3,696)
Income tax relating to components of other comprehensive income	-	204	-	(107)
Other comprehensive income (loss) for the period, net of tax	27,147	52,081	104,608	(165,563)
Total comprehensive income for the period	17,970	124,404	123,381	160,703
Attributable to:
Owners of the parent	14,032	118,258	109,388	155,940
Non-controlling interests	3,938	6,146	13,993	4,763
	17,970	124,404	123,381	160,703

The accompanying notes are an integral part of these Consolidated Condensed Interim Financial Statements. These Consolidated Condensed Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2015.

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the six-month period ended June 30, 2016

CONSOLIDATED CONDENSED INTERIM STATEMENT OF FINANCIAL POSITION

(all amounts in thousands of U.S. dollars)		At June 30, 2016		At December 31, 2015
	Notes	(Unaudited)
ASSETS
Non-current assets
Property, plant and equipment, net	8	5,945,317		5,672,258
Intangible assets, net	9	2,032,412		2,143,452
Investments in non-consolidated companies	12	524,625		490,645
Available for sale assets		21,572		21,572
Other investments	10	330,856		394,746
Deferred tax assets		197,906		200,706
Receivables		201,547	9,254,235	220,564	9,143,943
Current assets
Inventories		1,533,666		1,843,467
Receivables and prepayments		126,817		148,846
Current tax assets		162,188		188,180
Trade receivables		1,019,342		1,135,129
Other investments	10	1,879,082		2,140,862
Cash and cash equivalents	10	394,351	5,115,446	286,547	5,743,031
Total assets			14,369,681		14,886,974
EQUITY
Capital and reserves attributable to owners of the parent			11,468,566		11,713,344
Non-controlling interests			161,922		152,712
Total equity			11,630,488		11,866,056
LIABILITIES
Non-current liabilities
Borrowings		32,859		223,221
Deferred tax liabilities		661,377		750,325
Other liabilities		228,634		231,176
Provisions		64,291	987,161	61,421	1,266,143

Current liabilities
Borrowings		787,187		748,295
Current tax liabilities		124,813		136,018
Other liabilities		250,208		222,842
Provisions		14,296		8,995
Customer advances		68,939		134,780
Trade payables		506,589	1,752,032	503,845	1,754,775
Total liabilities			2,739,193		3,020,918
Total equity and liabilities			14,369,681		14,886,974

The accompanying notes are an integral part of these Consolidated Condensed Interim Financial Statements. These Consolidated Condensed Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2015.

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the six-month period ended June 30, 2016

CONSOLIDATED CONDENSED INTERIM STATEMENT OF CHANGES IN EQUITY
(all amounts in thousands of U.S. dollars)

	Attributable to owners of the parent
	Share Capital (1)	Legal Reserves	Share Premium	Currency Translation Adjustment	Other Reserves (2)	Retained Earnings (3)	Total	Non-controlling interests	Total
									(Unaudited)
Balance at December 31, 2015	1,180,537	118,054	609,733	(1,006,767)	(298,682)	11,110,469	11,713,344	152,712	11,866,056

Income for the period	-	-	-	-	-	4,895	4,895	13,878	18,773
Currency translation adjustment	-	-	-	102,348	-	-	102,348	115	102,463
Remeasurements of post employment benefit obligations, net of taxes	-	-	-	-	670	-	670	-	670
Change in value of available for sale financial instruments and cash flow hedges, net of taxes	-	-	-	-	(5,734)	-	(5,734)	-	(5,734)
Share of other comprehensive income of non-consolidated companies	-	-	-	8,005	(796)	-	7,209	-	7,209
Other comprehensive income (loss) for the period	-	-	-	110,353	(5,860)	-	104,493	115	104,608
Total comprehensive income (loss) for the period	-	-	-	110,353	(5,860)	4,895	109,388	13,993	123,381
Acquisition of non-controlling interests	-	-	-	-	(5)	-	(5)	(472)	(477)
Dividends paid in cash	-	-	-	-	-	(354,161)	(354,161)	(4,311)	(358,472)
Balance at June 30, 2016	1,180,537	118,054	609,733	(896,414)	(304,547)	10,761,203	11,468,566	161,922	11,630,488

	Attributable to owners of the parent
	Share Capital (1)	Legal Reserves	Share Premium	Currency Translation Adjustment	Other Reserves (2)	Retained Earnings (3)	Total	Non-controlling interests	Total
									(Unaudited)
Balance at December 31, 2014	1,180,537	118,054	609,733	(658,284)	(317,799)	11,721,873	12,654,114	152,200	12,806,314

Income for the period	-	-	-	-	-	321,396	321,396	4,870	326,266
Currency translation adjustment	-	-	-	(130,816)	-	-	(130,816)	(524)	(131,340)
Remeasurements of post employment benefit obligations, net of taxes	-	-	-	-	(1,081)	-	(1,081)	-	(1,081)
Change in value of available for sale financial instruments and cash flow hedges, net of taxes	-	-	-	-	5,025	-	5,025	417	5,442
Share of other comprehensive income of non-consolidated companies	-	-	-	(34,888)	(3,696)	-	(38,584)	-	(38,584)
Other comprehensive (loss) income for the period	-	-	-	(165,704)	248	-	(165,456)	(107)	(165,563)
Total comprehensive (loss) income for the period	-	-	-	(165,704)	248	321,396	155,940	4,763	160,703
Acquisition of non-controlling interests	-	-	-	-	659	-	659	(1,513)	(854)
Dividends paid in cash	-	-	-	-	-	(354,161)	(354,161)	-	(354,161)
Balance at June 30, 2015	1,180,537	118,054	609,733	(823,988)	(316,892)	11,689,108	12,456,552	155,450	12,612,002

(1) The Company has an authorized share capital of a single class of 2.5 billion shares having a nominal value of USD1.00 per share. As of June 30, 2016 and 2015 there were 1,180,536,830 shares issued. All issued shares are fully paid.
(2) Other reserves include mainly the result of transactions with non-controlling interest that do not result in a loss of control, the remeasurement of post-employment benefit obligations and the changes in value of cash flow hedges and in available for sale financial instruments.
(3) The Distributable Reserve and Retained Earnings as of June 30, 2016 calculated in accordance with Luxembourg Law are disclosed in Note 11.

The accompanying notes are an integral part of these Consolidated Condensed Interim Financial Statements. These Consolidated Condensed Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2015.

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the six-month period ended June 30, 2016

CONSOLIDATED CONDENSED INTERIM STATEMENT OF CASH FLOWS

(all amounts in thousands of U.S. dollars)		Six-month period ended June 30,
	Notes	2016	2015
Cash flows from operating activities		(Unaudited)

Income for the period		18,773	326,266
Adjustments for:
Depreciation and amortization	8 & 9	327,118	301,201
Income tax accruals less payments		(68,731)	(87,614)
Equity in earnings of non-consolidated companies		(30,339)	(12,184)
Interest accruals less payments, net		(30,185)	(2,613)
Changes in provisions		8,171	(7,190)
Changes in working capital		410,232	912,482
Other, including currency translation adjustment		53,836	(4,366)
Net cash provided by operating activities		688,875	1,425,982

Cash flows from investing activities
Capital expenditures	8 & 9	(441,423)	(523,187)
Changes in advance to suppliers of property, plant and equipment		34,352	15,899
Investment in non-consolidated companies	12	(17,108)	-
Net loan to non-consolidated companies	12	(23,848)	(9,749)
Proceeds from disposal of property, plant and equipment and intangible assets		3,979	1,873
Dividends received from non-consolidated companies		20,674	20,674
Changes in investments in securities		325,682	(730,687)
Net cash used in investing activities		(97,692)	(1,225,177)

Cash flows from financing activities
Dividends paid		(354,161)	(354,161)
Dividends paid to non-controlling interest in subsidiaries		(4,311)	-
Acquisitions of non-controlling interests		(477)	(854)
Proceeds from borrowings (*)		495,942	1,123,894
Repayments of borrowings (*)		(627,904)	(859,463)
Net cash used by financing activities		(490,911)	(90,584)

Increase in cash and cash equivalents		100,272	110,221
Movement in cash and cash equivalents
At the beginning of the period		286,198	416,445
Effect of exchange rate changes		6,173	(9,942)
Increase in cash and cash equivalents		100,272	110,221
At June 30,		392,643	516,724

		At June 30,
Cash and cash equivalents		2016	2015
Cash and bank deposits		394,351	519,230
Bank overdrafts		(1,708)	(2,506)
		392,643	516,724

(*) Mainly related to the renewal of short-term local facilities carried out during the six-month period ending June 30, 2016 and 2015, respectively.

The accompanying notes are an integral part of these Consolidated Condensed Interim Financial Statements. These Consolidated Condensed Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2015.

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the six-month period ended June 30, 2016

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

1	General information
2	Accounting policies and basis of presentation
3	Segment information
4	Cost of sales
5	Selling, general and administrative expenses
6	Financial results
7	Dividend distribution
8	Property, plant and equipment, net
9	Intangible assets, net
10	Cash and cash equivalents and other investments
11	Contingencies, commitments and restrictions to the distribution of profits
12	Investments in non-consolidated companies
13	Related party transactions
14	Fair value
15	Nationalization of Venezuelan Subsidiaries

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the six-month period ended June 30, 2016

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS
(In the notes all amounts are shown in U.S. dollars, unless otherwise stated)

1	General information

Tenaris S.A. (the "Company") was established as a public limited liability company (Société Anonyme) under the laws of the Grand-Duchy of Luxembourg on December 17, 2001. The Company holds, either directly or indirectly, controlling interests in various subsidiaries in the steel pipe manufacturing and distribution businesses. References in these Consolidated Condensed Interim Financial Statements to "Tenaris" refer to Tenaris S.A. and its consolidated subsidiaries. A list of the principal Company's subsidiaries is included in Note 29 to the Company's audited Consolidated Financial Statements for the year ended December 31, 2015.

The Company's shares trade on the Buenos Aires Stock Exchange, the Italian Stock Exchange and the Mexican Stock Exchange; the Company's American Depositary Securities ("ADS") trade on the New York Stock Exchange.

These Consolidated Condensed Interim Financial Statements were approved for issuance by the Company's Board of Directors on August 3, 2016.

2	Accounting policies and basis of presentation

These Consolidated Condensed Interim Financial Statements have been prepared in accordance with IAS 34, "Interim Financial Reporting". The accounting policies used in the preparation of these Consolidated Condensed Interim Financial Statements are consistent with those used in the audited Consolidated Financial Statements for the year ended December 31, 2015. These Consolidated Condensed Interim Financial Statements should be read in conjunction with the audited Consolidated Financial Statements for the year ended December 31, 2015, which have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standard Board ("IASB") and in conformity with IFRS as adopted by the European Union ("EU").

The preparation of Consolidated Condensed Interim Financial Statements in conformity with IFRS requires management to make certain accounting estimates and assumptions that might affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the balance sheet dates, and the reported amounts of revenues and expenses for the reported periods. Actual results may differ from these estimates.

Material inter-company transactions, balances and unrealized gains (losses) on transactions between Tenaris's subsidiaries have been eliminated in consolidation. However, since the functional currency of some subsidiaries is its respective local currency, some financial gains (losses) arising from inter-company transactions are generated. These are included in the Consolidated Condensed Interim Income Statement under Other financial results.

There were no changes in valuation techniques during the period and there have been no changes in any risk management policies since the year ended December 31, 2015.

Whenever necessary, certain comparative amounts have been reclassified to conform to change in presentation in current period.

None of the accounting pronouncements issued after December 31, 2015 and as of the date of these Consolidated Condensed Interim Financial Statements have a material effect on the Company's financial condition or result of operations.

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the six-month period ended June 30, 2016

3 Segment information

Reportable operating segment

(all amounts in thousands of U.S. dollars)	(Unaudited)
Six-month period ended June 30, 2016	Tubes	Other	Total
IFRS - Net Sales	2,115,190	262,737	2,377,927

Management View - Operating income	23,386	46,421	69,807
· Differences in cost of sales and others	(96,857)	(234)	(97,091)
· Depreciation and amortization	29,526	108	29,634
IFRS - Operating (loss) income	(43,945)	46,295	2,350
Financial income (expense), net			(4,945)
(Loss) before equity in earnings of non-consolidated companies and income tax			(2,595)
Equity in earnings of non-consolidated companies			30,339
Income before income tax			27,744

Capital expenditures	419,151	22,272	441,423
Depreciation and amortization	317,199	9,919	327,118

(all amounts in thousands of U.S. dollars)	(Unaudited)
Six-month period ended June 30, 2015	Tubes	Other	Total
IFRS - Net Sales	3,758,824	362,809	4,121,633

Management View - Operating income	582,655	28,965	611,620
· Differences in cost of sales and others	(112,382)	(8,526)	(120,908)
· Depreciation and amortization	(1,284)	1,067	(217)
IFRS - Operating income	468,989	21,506	490,495
Financial income (expense), net			(9,523)
Income before equity in earnings of non-consolidated companies and income tax			480,972
Equity in earnings of non-consolidated companies			12,184
Income before income tax			493,156

Capital expenditures	499,890	23,297	523,187
Depreciation and amortization	290,811	10,390	301,201

In the six-month period ended June 30, 2016, net income under management view amounted to $78.1 million, while under IFRS amounted to $18.8 million. In addition to the amounts reconciled above, the main differences arise from the impact of functional currencies on financial result, deferred income taxes as well as the result of investment in non-consolidated companies and changes on the valuation of inventories according to cost estimation internally defined.

Geographical information

	(Unaudited)
(all amounts in thousands of U.S. dollars)	North America	South America	Europe	Middle East & Africa	Asia Pacific	Total
Six-month period ended June 30, 2016
Net sales	784,622	691,488	308,381	524,953	68,483	2,377,927
Capital expenditures	368,874	39,972	16,351	9,546	6,680	441,423
Depreciation and amortization	191,487	63,309	56,270	5,213	10,839	327,118

Six-month period ended June 30, 2015
Net sales	1,728,080	1,104,832	444,773	664,103	179,845	4,121,633
Capital expenditures	331,511	116,769	37,708	22,278	14,921	523,187
Depreciation and amortization	171,147	60,232	55,350	5,017	9,455	301,201

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the six-month period ended June 30, 2016

3 Segment information (Cont.)

Allocation of net sales to geographical information is based on customer location. Allocation of depreciation and amortization is based on the geographical location of the underlying assets.

There are no revenues from external customers attributable to the Company's country of incorporation (Luxembourg). For geographical information purposes, "North America" comprises Canada, Mexico and the United States; "South America" comprises principally Argentina, Brazil and Colombia; "Europe" comprises principally Italy, Norway and Romania; "Middle East and Africa" comprises principally Angola, Nigeria and Saudi Arabia and "Asia Pacific" comprises principally China, Indonesia and Japan.

4 Cost of sales
	Six-month period ended June 30,
(all amounts in thousands of U.S. dollars)	2016	2015
	(Unaudited)
Inventories at the beginning of the period	1,843,467	2,779,869

Plus: Charges of the period
Raw materials, energy, consumables and other	624,520	1,029,991
Services and fees	100,324	178,859
Labor cost	347,583	532,134
Depreciation of property, plant and equipment	184,365	181,078
Amortization of intangible assets	14,331	11,280
Maintenance expenses	61,898	91,151
Allowance for obsolescence	37,929	35,350
Taxes	7,483	11,528
Other	54,006	56,220
	1,432,439	2,127,591

Less: Inventories at the end of the period	(1,533,666)	(2,142,391)
	1,742,240	2,765,069

For the six-month period ended June 2016, labor cost includes approximately $28.3 million of severance indemnities ($18.6 million in the second quarter) and for the six-month period ended June 2015 $66.9 million ($54.6 million in the second quarter).

5 Selling, general and administrative expenses

	Six-month period ended June 30,
(all amounts in thousands of U.S. dollars)	2016	2015
	(Unaudited)
Services and fees	63,149	84,144
Labor cost	247,604	316,079
Depreciation of property, plant and equipment	8,473	9,346
Amortization of intangible assets	119,949	99,497
Commissions, freight and other selling expenses	119,197	211,231
Provisions for contingencies	13,870	12,107
Allowances for doubtful accounts	(25,375)	17,166
Taxes	40,416	72,974
Other	41,280	51,183
	628,563	873,727

For the six-month period ended June 2016, labor cost includes approximately $27.3 million of severance indemnities ($24.4 million in the second quarter) and for the six-month period ended June 2015 $37.9 million ($33.9 million in the second quarter).

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the six-month period ended June 30, 2016

6 Financial results

(all amounts in thousands of U.S. dollars)	Six-month period ended June 30,
	2016	2015
	(Unaudited)
Interest Income	33,586	17,373
Net result on changes in FV of financial assets at FVTPL	10,521	5,712
Finance Income	44,107	23,085
Finance Cost	(9,118)	(15,620)
Net foreign exchange transactions results (*)	(19,019)	(23,077)
Foreign exchange derivatives contracts results (**)	(27,196)	8,634
Other	6,281	(2,545)
Other Financial results	(39,934)	(16,988)
Net Financial results	(4,945)	(9,523)

 (*) The six-month period ended June 2016 includes the negative impact from Euro appreciation against the U.S. dollar on Euro denominated intercompany liabilities in subsidiaries with functional currency U.S. Dollar, largely offset by an increase in currency translation adjustment reserve from an Italian subsidiary.
(**) The six-month period ended June 2016 includes the negative impact from Brazilian Real appreciation against the U.S. dollar on hedging instruments, largely offset by an increase in currency translation adjustment reserve from the Brazilian subsidiaries.

7 Dividend distribution

On May 4, 2016 the Company's Shareholders approved an annual dividend in the amount of $0.45 per share ($0.90 per ADS). The amount approved included the interim dividend previously paid in November 25, 2015 in the amount of $0.15 per share ($0.30 per ADS). The balance, amounting to $0.30 per share ($0.60 per ADS), was paid on May 25, 2016. In the aggregate, the interim dividend paid in November 2015 and the balance paid in May 2016 amounted to approximately $531.3 million.

On May 6, 2015 the Company's Shareholders approved an annual dividend in the amount of $0.45 per share ($0.90 per ADS). The amount approved included the interim dividend previously paid in November 27, 2014 in the amount of $0.15 per share ($0.30 per ADS). The balance, amounting to $0.30 per share ($0.60 per ADS), was paid on May 20, 2015. In the aggregate, the interim dividend paid in November 2014 and the balance paid in May 2015 amounted to approximately $531.3 million.

8 Property, plant and equipment, net

(all amounts in thousands of U.S. dollars)	2016	2015
	(Unaudited)
Six-month period ended June 30,
Opening net book amount	5,672,258	5,159,557
Currency translation adjustment	47,585	(87,732)
Additions (*)	423,780	484,078
Disposals	(7,567)	(1,358)
Transfers	2,099	2,986
Depreciation charge	(192,838)	(190,424)
At June 30,	5,945,317	5,367,107

(*) Mainly due to the progress in the construction of the greenfield seamless facility in Bay City, Texas.

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the six-month period ended June 30, 2016

9 Intangible assets, net

(all amounts in thousands of U.S. dollars)	2016	2015
	(Unaudited)
Six-month period ended June 30,
Opening net book amount	2,143,452	2,757,630
Currency translation adjustment	6,635	(7,941)
Additions	17,643	39,109
Disposals	(434)	(515)
Transfers	(604)	(2,986)
Amortization charge	(134,280)	(110,777)
At June 30,	2,032,412	2,674,520

10 Cash and cash equivalents and other investments

(all amounts in thousands of U.S. dollars)	At June 30,	At December 31,
	2016	2015
Cash and cash equivalents	(Unaudited)
Cash at banks	110,585	101,019
Liquidity funds	183,321	81,735
Short – term investments	100,445	103,793
	394,351	286,547

Other investments - current
Fixed Income (time-deposit, zero coupon bonds, commercial papers)	567,771	877,436
Bonds and other fixed Income	1,247,063	1,203,695
Fund Investments	59,716	59,731
Others	4,532	-
	1,879,082	2,140,862
Other investments - Non-current
Bonds and other fixed Income (*)	329,182	393,084
Others	1,674	1,662
	330,856	394,746

(*) Related to investments designated as held to maturity and measured at amortized cost.

11 Contingencies, commitments and restrictions to the distribution of profits

Contingencies

This note should be read in conjunction with Note 25 to the Company's audited Consolidated Financial Statements for the year ended December 31, 2015.

Tenaris is from time to time subject to various claims, lawsuits and other legal proceedings, including customer claims, in which third parties are seeking payment for alleged damages, reimbursement for losses or indemnity. Some of these claims, lawsuits and other legal proceedings involve highly complex issues, and often these issues are subject to substantial uncertainties. Accordingly, potential liability with respect to a large portion of such claims, lawsuits and other legal proceedings cannot be estimated with certainty. Management, with the assistance of legal counsel, periodically reviews the status of each significant matter and assesses potential financial exposure. If a potential loss from a claim, lawsuit or proceeding is considered probable and the amount can be reasonably estimated, a provision is recorded. Accruals for loss contingencies reflect a reasonable estimate of the losses to be incurred based on information available to management as of the date of preparation of the financial statements, and take into consideration litigation and settlement strategies. The Company believes that the aggregate provisions recorded for potential losses in these financial statements are adequate based upon currently available information. However, if management's estimates prove incorrect, current reserves could be inadequate and Tenaris could incur a charge to earnings which could have a material adverse effect on Tenaris's results of operations, financial condition, net worth and cash flows.

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the six-month period ended June 30, 2016

11 Contingencies, commitments and restrictions to the distribution of profits (Cont.)

Contingencies (Cont.)

Set forth below is a description of Tenaris's material ongoing legal proceedings:

▪	Tax assessment in Italy

An Italian subsidiary of Tenaris, received on December 24, 2012 a tax assessment from the Italian tax authorities related to allegedly omitted withholding tax on dividend payments made in 2007. The assessment, which was for an estimated amount of EUR294 million (approximately $326 million), comprising principal, interest and penalties, was appealed with the first-instance tax court in Milan. In February 2014, the first-instance tax court issued its decision on this tax assessment, partially reversing the assessment and lowering the claimed amount to approximately EUR9 million (approximately $10 million), including principal, interest and penalties. On October 2, 2014, the Italian tax authorities appealed against the second-instance tax court decision on the 2007 assessment. On June 12, 2015, the second-instance tax court accepted the Tenaris subsidiary defense arguments and rejected the appeal by the Italian tax authorities, thus reversing the entire 2007 assessment and recognizing that the dividend payment was exempt from withholding tax. The Italian tax authorities have appealed the second-instance tax court decision before the Supreme Court.

On December 24, 2013, the Italian subsidiary received a second tax assessment from the Italian tax authorities, based on the same arguments as those in the first assessment, relating to allegedly omitted withholding tax on dividend payments made in 2008 – the last such distribution made by the Italian subsidiary. The Italian subsidiary appealed the assessment with the first-instance tax court in Milan. On January 27, 2016, the first-instance tax court rejected the appeal filed by the Italian subsidiary. This first-instance ruling, which held that the Italian subsidiary is required to pay an amount of EUR222 million (approximately $246 million) including principal interest and penalties, contradicts the first and second-instance tax court rulings in connection with the 2007 assessment. Tenaris continues to believe that the Italian subsidiary has correctly applied the relevant legal provisions; accordingly, the Italian subsidiary on March 29, 2016, has filed its appeal to the January 2016 first-instance ruling against the second-instance tax court. In the meantime, the Italian subsidiary has obtained the suspension of the interim payment that would have been due, based on the first-instance decision, through the filing with the tax authorities of a bank guarantee.

Based on, among other things, the tax court decisions on the 2007 assessment and the opinion of legal counsel, Tenaris believes that it is not probable that the ultimate resolution of either the 2007 or the 2008 tax assessment will result in a material obligation.

▪	CSN claims relating to the January 2012 acquisition of Usiminas shares

In 2013, Confab was notified of a lawsuit filed in Brazil by Companhia Siderúrgica Nacional (CSN) and various entities affiliated with CSN against Confab and the other entities that acquired a participation in Usiminas' control group in January 2012.

The CSN lawsuit alleges that, under applicable Brazilian laws and rules, the acquirers were required to launch a tag-along tender offer to all non-controlling holders of Usiminas ordinary shares for a price per share equal to 80% of the price per share paid in such acquisition, or BRL28.8, and seeks an order to compel the acquirers to launch an offer at that price plus interest. If so ordered, the offer would need to be made to 182,609,851 ordinary shares of Usiminas not belonging to Usiminas' control group, and Confab would have a 17.9% share in that offer.

On September 23, 2013, the first instance court issued its decision finding in favor of Confab and the other defendants and dismissing the CSN lawsuit. The claimants appealed the court decision and the defendants filed their response to the appeal. It is currently expected that the court of appeals will issue its judgment on the appeal within 2016.

The Company is aware that on November 10, 2014, CSN filed a separate complaint with Brazil's securities regulator Comissão de Valores Mobiliários (CVM) on the same grounds and with the same purpose as the lawsuit referred to above. The CVM proceeding is underway and the Company has not yet been served with process or requested to provide its response.

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the six-month period ended June 30, 2016

11 Contingencies, commitments and restrictions to the distribution of profits (Cont.)

Contingencies (Cont.)

▪	CSN claims relating to the January 2012 acquisition of Usiminas shares (Cont.)

Finally, on December 11, 2014, CSN filed a claim with Brazil's antitrust regulator Conselho Administrativo de Defesa Econômica (CADE). In its claim, CSN alleged that the antitrust clearance request related to the January 2012 acquisition, which was approved by CADE without restrictions in August 2012, contained a false and deceitful description of the acquisition aimed at frustrating the minority shareholders' right to a tag-along tender offer, and requested that CADE investigate and reopen the antitrust review of the acquisition and suspend the Company's voting rights in Usiminas until the review is completed. On May 6, 2015, CADE rejected CSN's claim. CSN did not appeal the decision and on May 19, 2015, CADE finally closed the file.

Tenaris believes that all of CSN's claims and allegations are groundless and without merit, as confirmed by several opinions of Brazilian legal counsel and previous decisions by CVM, including a February 2012 decision determining that the above mentioned acquisition did not trigger any tender offer requirement, and, more recently, the first instance court decision on this matter first referred to above. Accordingly, no provision was recorded in these Consolidated Condensed Interim Financial Statements.

▪	Veracel Celulose Accident Litigation

On September 21, 2007, an accident occurred in the premises of Veracel Celulose S.A. ("Veracel") in connection with a rupture in one of the tanks used in an evaporation system manufactured by Confab. The Veracel accident allegedly resulted in material damages to Veracel. Itaú Seguros S.A. ("Itaú"), Veracel's insurer at the time of the Veracel accident, initiated a lawsuit against Confab seeking reimbursement of damages paid to Veracel in connection with the Veracel accident. Veracel initiated a second lawsuit against Confab seeking reimbursement of the amount paid as insurance deductible in connection with the Veracel accident and other amounts not covered by insurance. Itaú and Veracel claim that the Veracel accident was caused by failures and defects attributable to the evaporation system manufactured by Confab. Confab believes that the Veracel accident was caused by the improper handling by Veracel's personnel of the equipment supplied by Confab. The two lawsuits have been consolidated, and are now being considered by the 6th Civil Court of São Caetano do Sul; however, each lawsuit will be adjudicated through a separate ruling. Both proceedings are currently at evidentiary stage.

On March 10, 2016, a court-appointed expert issued its report on certain technical matters concerning the Veracel accident. The parties may state their observations or objections to the expert's report.  As of June 30, 2016, the estimated amount of Itaú's claim is approximately BRL65.4 million (approximately $20.4 million), and the estimated amount of Veracel's claim is approximately BRL41.1 million (approximately $12.8 million). Confab believes that the conclusions of the expert's report are erroneous, and will file its observations or objections to such conclusions. The Company believes, based on the opinion of counsel, that the likelihood of an unfavorable outcome is neither probable nor remote; accordingly, no provision has been recorded in these Consolidated Condensed Interim Financial Statements.

▪	Petroamazonas Penalties

On January 22, 2016, Petroamazonas ("PAM"), an Ecuadorian state-owned oil company, imposed penalties to the Company's Uruguayan subsidiary, Tenaris Global Services S.A. ("TGS"), for its alleged failure to comply with delivery terms under a pipe supply agreement. The penalties amount to approximately $22.5 million as of the date hereof. Tenaris believes, based on the advice of counsel, that PAM has no legal basis to impose the penalties and that Tenaris has meritorious defenses against PAM. However, in light of the prevailing political circumstances in Ecuador, the Company cannot predict the outcome of a claim against a state-owned company and it is not possible to estimate the amount or range of loss in case of an unfavorable outcome. Accordingly, no provision has been recorded in these Consolidated Condensed Interim Financial Statements.

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the six-month period ended June 30, 2016

11 Contingencies, commitments and restrictions to the distribution of profits (Cont.)

Commitments

Set forth is a description of Tenaris's main outstanding commitments:

▪
A Tenaris company is a party to a contract with Nucor Corporation under which it is committed to purchase on a monthly basis a minimum volume of hot-rolled steel coils at prices that are negotiated annually by reference to prices to comparable Nucor customers. The contract became effective in January 2013 and will be in force until December 2017; provided, however, that either party may terminate the contract at any time after January 1, 2015 with a 12-month prior notice. Due to the current weak pipe demand associated with the reduction in drilling activity, the parties entered into a temporary agreement pursuant to which application of the minimum volume requirements were suspended, and the company is temporarily allowed to purchase steel volumes in accordance with its needs. As of June 30, 2016, the estimated aggregate contract amount through December 31, 2017, calculated at current prices, is approximately $425 million.

▪
A Tenaris company entered into various contracts with suppliers pursuant to which it committed to purchase goods and services for a total amount of approximately $319 million related to the investment plan to expand Tenaris's U.S. operations with the construction of a state-of-the-art seamless pipe mill in Bay City, Texas. As of June 30, 2016 approximately $1,116.4 million had already been invested.

Restrictions to the distribution of profits and payment of dividends

As of December 31, 2015, equity as defined under Luxembourg law and regulations consisted of:

(all amounts in thousands of U.S. dollars)
Share capital	1,180,537
Legal reserve	118,054
Share premium	609,733
Retained earnings including result for the year ended December 31, 2015	18,024,204
Total equity in accordance with Luxembourg law	19,932,528

At least 5% of the Company's net income per year, as calculated in accordance with Luxembourg law and regulations, must be allocated to the creation of a legal reserve equivalent to 10% of the Company's share capital. As of June 30, 2016, this reserve was fully allocated and additional allocations to the reserve are not required under Luxembourg law. Dividends may not be paid out of the legal reserve.

The Company may pay dividends to the extent, among other conditions, that it has distributable retained earnings calculated in accordance with Luxembourg law and regulations.

At December 31, 2015, distributable amount under Luxembourg law totals $18.6 billion, as detailed below:

(all amounts in thousands of U.S. dollars)
Retained earnings at December 31, 2014 under Luxembourg law	21,072,180
Other income and expenses for the year ended December 31, 2015 (*)	(2,516,734)
Dividends approved	(531,242)
Retained earnings at December 31, 2015 under Luxembourg law	18,024,204
Share premium	609,733
Distributable amount at December 31, 2015 under Luxembourg law	18,633,937

 (*) In 2015 result under Luxembourg GAAP was affected by the write down of the value of its investment.

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the six-month period ended June 30, 2016

12 Investments in non-consolidated companies

a)	Ternium

Ternium S.A. ("Ternium"), is a steel producer with production facilities in Mexico, Argentina, Colombia, United States and Guatemala and is one of Tenaris's main suppliers of round steel bars and flat steel products for its pipes business.

At June 30, 2016, the closing price of Ternium's ADSs as quoted on the New York Stock Exchange was $19.06 per ADS, giving Tenaris's ownership stake a market value of approximately $437.8 million (Level 1). At June 30, 2016, the carrying value of Tenaris's ownership stake in Ternium, based on Ternium's IFRS financial statements, was approximately $456.5 million.

b)	Usiminas

Usiminas is a Brazilian producer of high quality flat steel products used in the energy, automotive and other industries and it is Tenaris's principal supplier of flat steel in Brazil for its pipes and industrial equipment businesses.

On April 20, 2016, Tenaris's subsidiary Confab subscribed, in the aggregate, to 1.3 million preferred shares (BRL1.28 per share) for a total amount of BRL1.6 million (approximately $0.5 million). These preferred shares were issued on June 3, 2016.

On April 18, 2016, Usiminas' extraordinary general shareholders' meeting approved an issuance of 200 million ordinary shares for an aggregate amount of BRL1 billion and Usiminas launched a multi-round subscription process for which, as of June 30, 2016, Tenaris had paid an aggregate amount of BRL57.5 million (approximately $16.6 million) into Usiminas. Accordingly, at June 30, 2016, Tenaris held 25.0 million ordinary shares and 1.3 million preferred shares of Usiminas and had paid the subscription price for shares not yet issued for a total amount of BRL57.5 million. As of that date, the closing price of the Usiminas' ordinary and preferred shares, as quoted on the BM&FBovespa Stock Exchange, was BRL5.1 (approximately $1.58) per ordinary share and BRL1.97 (approximately $0.61) per preferred share, respectively, giving Tenaris's ownership stake a market value of approximately $58.6 million (Level 1). At June 30, 2016, the carrying value of Tenaris's ownership stake in Usiminas was approximately $63.3 million.

On July 19, 2016, following the completion of the subscription process, Usiminas' extraordinary general shareholders' meeting homologated the capital increase, and Tenaris was issued, in the aggregate, 11.5 million ordinary shares for a total subscription price of BRL57.5 million (approximately $16.6 million). Following the issuance of these ordinary shares, Tenaris owns a total of 36.5 million ordinary shares and 1.3 million preferred shares, representing 3% of Usiminas' capital, and the T/T Group (including Confab, Ternium and its subsidiaries Siderar and Prosid) owns 39.6% of Usiminas' ordinary shares and 1.8% of Usiminas' preferred shares.

c)	Techgen, S.A. de C.V. ("Techgen")

Techgen is a Mexican company currently undertaking the construction and operation of a natural gas-fired combined cycle electric power plant in the Pesquería area of the State of Nuevo León, Mexico, with a power capacity of between 850 and 900 megawatts. As of February 2014, Tenaris completed the initial investments in Techgen of 22% of its share capital, the remaining ownership is held by Ternium and Tecpetrol International S.A. (a wholly-owned subsidiary of San Faustin S.A., the controlling shareholder of both Tenaris and Ternium) by 48% and 30% respectively.

Techgen is a party to transportation capacity agreements for a purchasing capacity of 150,000 MMBtu/Gas per day starting on August 1, 2016 and ending on July 31, 2036, and a party to a contract for the purchase of power generation equipment and other services related to the equipment. As of June 30, 2016, Tenaris exposure under these agreements amounted to $62.6 million and $2.2 million respectively.

Tenaris issued a Corporate Guarantee covering 22% of the obligations of Techgen under a syndicated loan agreement between Techgen and several banks. The loan agreement amounted to $800 million to be used in the construction of the facility. The main covenants under the Corporate Guarantee are limitations on the sale of certain assets and compliance with financial ratios (e.g. leverage ratio). As of June 30, 2016, disbursements under the loan agreement amounted to $800 million, as a result the amount guaranteed by Tenaris was approximately $176 million.

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the six-month period ended June 30, 2016

13 Related party transactions

As of June 30, 2016:

▪	San Faustin S.A., a Luxembourg Société Anonyme ("San Faustin"), owned 713,605,187 shares in the Company, representing 60.45% of the Company's capital and voting rights.

▪
San Faustin owned all of its shares in the Company through its wholly-owned subsidiary Techint Holdings S.à r.l., a Luxembourg Société à Responsabilité Limitée ("Techint"), who is the holder of record of the above-mentioned Tenaris shares.

▪	Rocca & Partners Stichting Administratiekantoor Aandelen San Faustin, a Dutch private foundation (Stichting) ("RP STAK") held shares in San Faustin sufficient in number to control San Faustin.

▪	No person or group of persons controls RP STAK.

Based on the information most recently available to the Company, Tenaris's directors and senior management as a group owned 0.12% of the Company's outstanding shares.

Transactions and balances disclosed as with "non-consolidated parties" are those with companies over which Tenaris exerts significant influence or joint control in accordance with IFRS, but does not have control. All other transactions and balances with related parties which are not non-consolidated parties and which are not consolidated are disclosed as "Other".

The following transactions were carried out with related parties.

(all amounts in thousands of U.S. dollars)	Six-month period ended June 30,
	2016	2015
(i) Transactions	(Unaudited)
(a) Sales of goods and services
Sales of goods to non-consolidated parties	9,736	16,072
Sales of goods to other related parties	11,780	47,502
Sales of services to non-consolidated parties	4,517	4,722
Sales of services to other related parties	1,549	2,553
	27,582	70,849

(b) Purchases of goods and services
Purchases of goods to non-consolidated parties	19,007	175,698
Purchases of goods to other related parties	11,481	8,461
Purchases of services to non-consolidated parties	4,545	6,624
Purchases of services to other related parties	28,454	44,952
	63,487	235,735

(all amounts in thousands of U.S. dollars)	At June 30,	At December 31,
	2016	2015
(ii) Period-end balances	(Unaudited)
Arising from sales / purchases of goods / services / others
Receivables from non-consolidated parties	100,715	73,412
Receivables from other related parties	11,878	23,995
Payables to non-consolidated parties	(15,157)	(20,000)
Payables to other related parties	(12,208)	(19,655)
	85,228	57,752

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the six-month period ended June 30, 2016

14 Fair Value

▪	Measurement

IFRS 13 requires for financial instruments that are measured at fair value, a disclosure of fair value measurements by level.

The following table presents the assets and liabilities that are measured at fair value as of June 30, 2016 and December 31, 2015:

June 30, 2016	Level 1	Level 2	Level 3 (*)	Total
Assets
Cash and cash equivalents	283,766	-	-	283,766
Other investments	1,191,537	631,557	1,674	1,824,768
Derivatives financial instruments	-	5,322	-	5,322
Available for sale assets	-	-	21,572	21,572
Total	1,475,303	636,879	23,246	2,135,428
Liabilities
Derivatives financial instruments	-	52,123	-	52,123
Total	-	52,123	-	52,123

December 31, 2015	Level 1	Level 2	Level 3 (*)	Total
Assets
Cash and cash equivalents	185,528	-	-	185,528
Other investments	1,348,269	792,593	1,662	2,142,524
Derivatives financial instruments	-	18,250	-	18,250
Available for sale assets	-	-	21,572	21,572
Total	1,533,797	810,843	23,234	2,367,874
Liabilities
Derivatives financial instruments	-	34,540	-	34,540
Total	-	34,540	-	34,540

(*) Main balances included in this level correspond to Available for sale assets related to Tenaris's interest in the nationalized Venezuelan companies. For further detail regarding Available for sale assets, see Note 30 to the Company's audited Consolidated Financial Statements for the year ended December 31, 2015 and note 15 to this Consolidated Condensed Interim Financial Statements.

Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices).

Level 3 - Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

There were no transfers between Level 1 and 2 during the period.

The fair value of financial instruments traded in active markets is based on quoted market prices at the reporting date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm's length basis. The quoted market price used for financial assets held by Tenaris is the current bid price. These instruments are included in Level 1 and comprise primarily corporate and sovereign debt securities.

The fair value of financial instruments that are not traded in an active market (such as certain debt securities, certificates of deposits with original maturity of more than three months, forward and interest rate derivative instruments) is determined by using valuation techniques which maximize the use of observable market data where available and rely as little as possible on entity specific estimates. If all significant inputs required to value an instrument are observable, the instrument is included in Level 2. Tenaris values its assets and liabilities included in this level using bid prices, interest rate curves, broker quotations, current exchange rates, forward rates and implied volatilities obtained from market contributors as of the valuation date.

If one or more of the significant inputs are not based on observable market data, the instruments are included in Level 3. Tenaris values its assets and liabilities in this level using observable market inputs and management assumptions which reflect the Company's best estimate on how market participants would price the asset or liability at measurement date.

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the six-month period ended June 30, 2016

14 Fair Value (Cont)

▪	Estimation

Financial assets or liabilities classified as assets at fair value through profit or loss are measured under the framework established by the IASB accounting guidance for fair value measurements and disclosures.

The fair values of quoted investments are generally based on current bid prices. If the market for a financial asset is not active or no market is available, fair values are established using standard valuation techniques.

Some of Tenaris's investments are designated as held to maturity and measures at amortized cost. Tenaris estimates that the fair value of these financial assets is 100.8% of its carrying amount including interests accrued as of June 30, 2016.

For the purpose of estimating the fair value of Cash and cash equivalents and Other Investments expiring in less than ninety days from the measurement date, the Company usually chooses to use the historical cost because the carrying amount of financial assets and liabilities with maturities of less than ninety days approximates to their fair value.

The fair value of all outstanding derivatives is determined using specific pricing models that include inputs that are observable in the market or can be derived from or corroborated by observable data. The fair value of forward foreign exchange contracts is calculated as the net present value of the estimated future cash flows in each currency, based on observable yield curves, converted into U.S. dollars at the spot rate of the valuation date.

Borrowings are comprised primarily of fixed rate debt and variable rate debt with a short term portion where interest has already been fixed, they are classified under other financial liabilities and measured at their carrying amount. Tenaris estimates that the fair value of its main financial liabilities is approximately 99.4% and 99.0% of its carrying amount including interests accrued as of June 30, 2016 and December 2015, respectively. Fair values were calculated using standard valuation techniques for floating rate instruments and comparable market rates for discounting flows.

15 Nationalization of Venezuelan Subsidiaries

In May 2009, within the framework of Decree Law 6058, Venezuela's President announced the nationalization of, among other companies, the Company's majority-owned subsidiaries TAVSA - Tubos de Acero de Venezuela S.A. ("Tavsa") and, Matesi Materiales Siderúrgicos S.A ("Matesi"), and Complejo Siderúrgico de Guayana, C.A ("Comsigua"), in which the Company has a non-controlling interest (collectively, the "Venezuelan Companies"). Tenaris and its wholly-owned subsidiary Talta - Trading e Marketing Sociedad Unipessoal Lda ("Talta"), initiated arbitration proceedings against Venezuela before the ICSID in Washington D.C. in connection with the Matesi and Tavsa expropriations. For further information, see Note 30 in the Company's audited Consolidated Financial Statements for the year ended December 31, 2015.

On January 29, 2016, the tribunal released its award on the arbitration proceeding concerning the nationalization of Matesi. The award upheld Tenaris's and Talta's claim that Venezuela had expropriated their investments in Matesi in violation of Venezuelan law as well as the bilateral investment treaties entered into by Venezuela with the Belgium-Luxembourg Economic Union and Portugal. The award granted compensation in the amount of $87.3 million for the breaches and ordered Venezuela to pay an additional amount of $85.5 million in pre-award interest, aggregating to a total award of $172.8 million, payable in full and net of any applicable Venezuelan tax, duty or charge. The tribunal granted Venezuela a grace period of six months from the date of the award to make payment in full of the amount due without incurring post-award interest, and resolved that if no, or no full, payment is made by then, post-award interest would apply at the rate of 9% per annum.

On March 14, 2016, Venezuela requested the rectification of the award pursuant to article 49(2) of the ICSID Convention and ICSID Arbitration Rule 49. The tribunal denied Venezuela's request on June 24, 2016, ordering Venezuela to reimburse Tenaris and Talta for their costs. Venezuela has indicated that it intends to seek the annulment of the award in accordance with the ICSID Convention and Arbitration Rules. Under the ICSID Arbitration Rules, Venezuela has 120 days from June 24, 2016 to seek the annulment of the award.

                                                   Edgardo Carlos
                                                  Chief Financial Officer